The Oncology Institute, Inc.

18000 Studebaker Rd., Suite 800, Cerritos, California 90703

May 22, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Attention: Tracey Houser, Terence O’Brien

Re:	The Oncology Institute, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-39248

Set forth below is the response of the Oncology Institute, Inc. (the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (No. 001-39248), which was filed with the Commission on March 28, 2024, as amended on April 22, 2024 (the “Form 10-K”). Concurrent with the submission of this letter, we are filing Amendment No. 2 to the Form 10-K in response to the Staff’s comment and are also filing Amendment No. 1 to the Company’s Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”), which was filed subsequent to the Form 10-K, so as to be responsive to, and follow through on, the Staff’s comment.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Exhibits 31

1.	We note the Rule 13a–14(a)/15d–14(a) certifications included in Exhibits 31 omit paragraph 4(b), which refers to the design of internal control over financial reporting. Please amend your Form 10-K to include certifications containing the language precisely as set forth in Item 601(b)(31)(i) of Regulation S-K. Your amendment may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification. Refer to Question 246.13 of the Regulation S-K C&DIs for guidance.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have filed an abbreviated second amendment to the Form 10-K and an abbreviated amendment to the Form 10-Q, each of which include revised officer certifications that include the introductory sentence of paragraph 4(b) referring to internal control over financial reporting. Per the Staff’s comment, we have included in each amendment only the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of each Section 302 certification.

Division of Corporation Finance
May 22, 2024

On behalf of the Company and its management, I acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions that you may have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Aman Bukhari at AmanBukhari@theoncologyinstitute.com or Mihir Shah at MihirShah@theoncologyinstitute.com.

Very truly yours,

THE ONCOLOGY INSTITUTE, INC.

By:	/s/ Mihir Shah
Name:	Mihir Shah
Title:	Chief Financial Officer

Enclosures